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                                                                   EXHIBIT 55


                              WHAT'S THE HURRY?

          At NYSEG, we believe one ought to look before one leaps.

 CalEnergy, the Nebraska company pursuing a junk bond-financed hostile takeover of NYSEG, seems to have a different view.

But this isn't really about CalEnergy. And it isn't about NYSEG, either. It's about issues like safety, service and reliability, as well as price. It's about what is right and good for our customers, the communities we serve, our employees and our shareholders.

That's why we have asked the Public Service Commission to take a hard look at
   CalEnergy BEFORE we all find ourselves with an untested and debt-ridden operator of our vital electric and natural gas distribution systems.

   We thought we'd get the ball rolling with just a few opening questions:

What is CalEnergy's experience in running a public utility? Why has CalEnergy said that reliability and customer service are NOT the most important factors? Why won't CalEnergy renegotiate its Saranac contract, which is costing NYSEG customers over $100 million per year in above-market electricity costs? What assurances do NYSEG customers have that they won't end up paying the cost of CalEnergy's highly leveraged and shaky capital structure?

 And, if CalEnergy is so convinced this is a good deal for NYSEG customers, employees, communities and shareholders, what's the hurry?

CalEnergy ought to go beyond promises, slow down, and address the real issues at stake.

       Our customers, the public and our shareholders deserve no less.


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